Exhibit 99.6

Gaz de France and Bulgargaz sign a memorandum of understanding

Paris, July 3, 2008 – Jean-François Cirelli, Chairman and CEO of Gaz de France, and Lyubomir Denchev, Chairman and CEO of Bulgargaz Holding, met in Paris on July 2, 2008 to sign a memorandum of understanding related to the security of natural gas supply and the development of the gas market in South-East Europe.

The agreement between the two gas companies was signed on the day prior to the official visit to France of the Bulgarian Prime Minister, Sergei Stanishev.

Group profile:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press contact:

Armelle Dillar
Tel: +331 47 54 30 17
E-mail: armelle.dillar@gazdefrance.com

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